May 2009

Dear Chevron Shareholder:

We are writing today to urge your institution to vote “yes” on Item No. 11 on Chevron’s 2009 Annual Meeting ballot, which addresses the adequacy of Chevron’s environmental standards in light of numerous toxic legacy issues arising from its operations in Ecuador, Nigeria, Myanmar, and Angola. This proposal is sponsored by the office of Comptroller William C. Thompson, New York City, Trillium Asset Management Corporation, the Pennsylvania Treasurer’s office, the New York State Comptroller and Amnesty International USA.

This is the third year that we have submitted this proposal. We encourage you to take a close look at our memo, as developments in the last year surrounding Chevron’s potential liability in Ecuador paint a far graver picture for the company, in our view.

The resolved clause requests that:

The Board prepare a report by November 2009, at reasonable cost and omitting proprietary information, on the policies and procedures that guide Chevron’s assessment of the adequacy of host country laws and regulations with respect to their adequacy to protect human health, the environment and our company’s reputation.

The submission of this proposal is the result of careful consideration of Chevron’s international profile. The company has repeatedly been singled out for practices that have allegedly caused environmental damage and harmed the health and welfare of local communities.

The undersigned proponents are long-term owners of Chevron who collectively hold 14.4 million shares in common stock. The New York City pension funds have held Chevron stock since its first issue.

The attached memo details the reasons we are seeking your support for this resolution. If you have any questions, please contact either one of us at the numbers given below.

Sincerely,

Patrick Doherty, Director Corporate Social Responsibility City of New York Office of the Comptroller	Shelley Alpern Vice President Director of Social Research & Advocacy Trillium Asset Management Corporation	Amy O'Meara Policy Drector Economic Relations Amnesty International USA

Memorandum

Subject:
Grounds for a Yes vote on Chevron shareholder resolution (Item No. 10) re Chevron’s assessment of the adequacy of host country laws and regulations with respect to their adequacy to protect human health, the environment and our company’s reputation

Date:	May 2009

Contact:	Patrick Doherty, Office of the New York City Comptroller
(212) 669-2651 or pdohert@comptroller.nyc.gov

Shelley Alpern, Trillium Asset Management Corporation
(617) 423-6655, x 248 or salpern@trilliuminvest.com

Introduction

We urge your institution to vote “yes” on Item No. 10, which addresses the adequacy of Chevron’s environmental standards in light of numerous toxic legacy issues arising from its operations in Ecuador, Nigeria, Burma, and Angola.

This resolution on environmental standards, which was submitted to the company this year by investors holding approximately 14.4 million shares in Chevron stock, requests that:

The Board prepare a report by November 2009, at reasonable cost and omitting proprietary information, on the policies and procedures that guide Chevron’s assessment of the adequacy of host country laws and regulations with respect to their adequacy to protect human health, the environment and our company’s reputation.

The sponsors of this resolution are the New York City pension funds, Trillium Asset Management Corporation, the Pennsylvania State Treasurer’s office, the New York State Common Retirement Fund and Amnesty International USA. Our submission results from continuing concerns about Chevron’s international environmental profile.

Notwithstanding Chevron’s claim that it fully complies with environmental laws and regulations in the developing countries where it operates, the company continues to be singled out in the media1 for poor environmental management practices that have allegedly harmed the environment, health and welfare of host communities in developing countries.

Chevron’s track record causes us to question Chevron’s environmental management program and policies, and whether the company has a serious strategic approach to environmental challenges of operating in countries where standards vary greatly. Chevron has struggled for nearly a decade to implement an effective environmental management system.  A 1999 Harvard Business School case study details the company’s difficulty in implementing an environmental risk management system given Chevron’s decentralized structure and corporate culture.  It appears that many of the issues identified in that case study persist today.2

Chevron’s apparent failure to institute effective environmental controls in all countries where it operates is of great concern to its shareholders as Chevron’s current prospects lie within countries or regions whose environmental laws and regulations reportedly lack stringency, are poorly enforced, or otherwise lack authority and credibility. Such environmental stressors can often cause or exacerbate civil turbulence or conflict that can produce political and human rights risk for businesses.

Nigeria and Burma, which are referenced in the resolution text as countries in which Chevron has a history of environmental penalties, are major producing areas for Chevron. As for Ecuador, Chevron’s reputation has been so damaged by legacy Texaco litigation that it is unlikely the company could ever resume exploration or drilling activities in that country. Ecuador’s proven reserves may rise as high as 26 billion barrels (comparable to Mexico or Nigeria).3

The proponents have met several times with the company about many of the concerns outlined in this resolution. In 2007, the chairman of the Chevron Board’s Pubic Policy Committee, former senator Sam Nunn, declined an invitation from the Carter Center to host a meeting with us and other investors concerning the situation in Ecuador.

New Developments in the Ecuador Court Case

In a case whose origins go back to 1993, Chevron is the defendant in a lawsuit alleging massive environmental pollution in the Ecuadorian Amazon caused by Texaco’s operations in the 1970s and 1980s. Chevron acquired Texaco in 2001. Texaco spent $40 million in the 1990s to clean up contaminated sites in an agreement with the Ecuadorian government and declared the site remediated in 1998. Questions have also been raised about the legality of the remediation agreement (see below).

Major developments in the case over the last year include:

1. Damages Estimate Increased to $27 Billion. In November, court-appointed expert Richard Cabrera issued a response to plaintiffs’ and defendants’ comments about his initial damages assessment from April 2008. Cabrera revised his estimate of the damages for which Chevron is liable upwards from $16.3 billion to $27 billion, acknowledging certain categories of cleanup expenses he had omitted in his earlier report, notably $3.2 billion to clean up groundwater contamination. Cabrera also said more accurate population data led him to revise his estimate of excess cancer deaths from oil contamination from 428 to 1,401.4 A final judgment is now expected in 2009. Although the losing party will have the right to appeal to an intermediate court and then to Ecuador’s Supreme Court,5 a final judgment against Chevron will be immediately enforceable in the U.S. courts under previous a previous U.S. court order transferring the case to Ecuador.6

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1            See, for example, “Chevron Hires Lobbyists to Squeeze Ecuador in Toxic-dumping Case: What an Obama Win Could Mean,” Newsweek, 26 July 2008.
2            Harvard Business School case study 9-799-062, April 1, 1999.
3            Ecuador Ministry of Energy and Mines, cited in Institutional Shareholder Services 2008 Company Report - Chevron – Environment: Management and Reporting, May 7, 2008.

2. Chevron lawyers have been charged with fraud in connection with the case. In September 2008, two Chevron lawyers were indicted by Ecuador for alleged fraud in a $40 million remediation effort supposedly conducted by Texaco from 1995 to 1998. The indictment argues that this remediation was not conducted adequately.7

3. Chevron lost a bid to force arbitration. In October 2008, Chevron was denied by the U.S. Court of Appeals for the Second Circuit in its motion to force Ecuador into binding arbitration over liability in the pending Ecuadorian civil trial.8

4. Chevron has exerted pressure on US to revoke Ecuador trade privileges. Chevron is reportedly seeking to revoke Ecuador’s trade privileges with the U.S. as punishment for what Chevron considers unfair treatment in Ecuador’s courts. These efforts, recently renewed, have been unsuccessful thus far, and may pose a risk to the company’s reputation if it is widely seen to be using political pressure to attempt to influence an independent judicial process.9 A Chevron lobbyist told Newsweek, “We can't allow little countries to screw around with big companies like this."10 In 2006, then-Senator Obama and colleague Senator Patrick Leahy wrote to the U.S. Trade Representative “seek[ing] your assurances that the U.S. Trade Representative will not allow negotiations over the Andean Free Trade Agreement to interfere with a case involving Chevron that is under consideration by the Ecuadorian judiciary, particularly one involving environmental, health and human rights issues that have regional, importance. While we are not prejudging the outcome of the case, we do believe the 30,000 indigenous residents of Ecuador deserve their day in court.”

5. Intervention by New York State Attorney General. In May 2009, New York Attorney General Andrew M. Cuomo wrote to Chevron requesting that the company reveal its expectation of the probable outcome of the Ecuador litigation, its estimate of possible damages, and disclosure of any reserves established to cover such damages. Mr. Cuomo also asked Chevron to explain how its assertion that the Ecuadorian court lacks jurisdiction over the company is consistent with “the stipulations and orders entered at the time the matter was transferred” from the U.S. District Court in the Southern District of New York to the Ecuadorian courts. The letter reminds Chevron that the Attorney General’s office has broad authority under New York State’s Martin Act to “investigate and pursue allegations of financial fraud and material misstatements in connection with publicly traded companies.” 11
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4            Amazon Defense Coalition press release, December 1, 2008 (http://chevrontoxico.com/news-and-multimedia/2008/1201-chevrons-27-billion-liability-in-ecuadors-amazon-confirmed.html), and   “TexacoToxic Past Haunts Chevron as Judgment Looms,” Bloomberg News, December 30, 2008.
5            The first category includes costs to repair environmental damage and includes funds to compensate indigenous groups for losses; the second would compensate people for losses that have occurred between the time Texaco began operating and the time remediation would be complete; and the third reflects the compounded value of the cost savings that benefited Texaco/Chevron for failing to invest in proper technology, or “unjust enrichment.” (Amazon Watch, “Preliminary Fact Sheet on Damages in Ecuador Trial,” at http://www.chevrontoxico.com/downloads/FactSheetDamagesAssessment.pdf.
6            In mid-April, Ecuadorian lawyers representing the plaintiffs, Pablo Fajardo and Luis Yanza, were awarded the prestigious Goldman Environmental Prize. Chevron responded to the month’s events by denouncing the two lawyers as “nothing but con men” and taking out full page ads in the San Francisco Chronicle denouncing Fajardo as an undeserving “front man” for plaintiffs lawyers unjustly prosecuting Texaco for environmental wrongs committed by its former partner, PetroEcuador.
7            “Chevron Lawyers Indicted By Ecuador In Oil Pit Cleanup Dispute,” Bloomberg News, September 13, 2008 (http://www.bloomberg.com/apps/news?pid=20601087&sid=aDeAqH7mnzGg&refer=home).
8            Amazon Defense Coalition press release, October 7, 2008 (http://www.reuters.com/article/pressRelease/idUS241186+07-Oct-2008+BW20081007).
9            “Chevron Urges U.S. to Revoke Ecuador Trade,”  Washington Times, February 5, 2009, at (http://www.washingtontimes.com/news/2009/feb/05/chevron-urges-us-to-revoke-ecuador-trade/)
10            “Chevron hires lobbyists to squeeze Ecuador in toxic-dumping case. What an Obama win could mean,” Newsweek, 26 July 2008.

6. Congressional action. In addition to these events, on April 28, the U.S. Congressional Human Rights Commission held a hearing entitled, “Ecuador, Nigeria, West Papua: Indigenous Communities, Environmental Degradation and Int'l Human Rights Standards,” that included testimony by the lead U.S. attorney representing the plaintiffs, noted academics and human rights advocates.12

Nigeria

Our proposal notes the lawsuit alleging that Chevron was responsible for the shootings of Nigerian villagers who occupied an offshore oil barge in 1998 to protest the company's hiring and environmental practices, in a case brought under the Alien Tort Claims Act. In March 2009, Chevron was cleared by a federal court of wrongdoing, but the plaintiffs filed for appeal in April. Chevron is trying to recoup nearly $500,000 in legal costs by suing the villagers who brought suit.

Why Shareholders Should Vote in Favor of Proposal 10

Reputation impact.  Hundreds of articles have appeared worldwide on the problem areas cited in the resolution, with media coverage particularly intense around the Ecuador trial. In the US, significant media outlets including Newsweek, Vanity Fair, and the Wall Street Journal have covered the Texaco controversy.13 In January 2009, the documentary Crude premiered at the Sundance Film Festival,14 and 60 Minutes featured a segment about the case in May 2009.15 This coverage demonstrates continuing public and media interest in the case, which is expected to increase as the court’s judgment nears.

A report on Chevron prepared by the environmental/financial research firm Innovest paints a very negative profile of the company’s impact in the communities in which it operates. In an August 2007 profile, Innovest noted:

Chevron has a history of continuous environmental destruction and human rights abuses in the emerging markets countries where it operates. The company denies most of the allegations, however Innovest's research indicates the company's reputation is damaged in a number of high-profile international scandals. The profile goes on to cite the situations in Ecuador, Burma, Nigeria, Iraq (association with the UN Food-for-Oil program corruption), “social grief” associated with the Chad-Cameroon pipeline, and allegations of corruption in Equatorial Guinea.

Despite good policies and significant financial contributions to local communities, Chevron has experienced significant and ongoing problems dealing with local communities, particularly in the Niger Delta and Ecuadorian Amazon….[M]ore needs to be done on addressing the most challenging situations.16
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11            Correspondence from New York Attorney General Andrew M. Cuomo to David J. O’Reilly, Chairman and CEO, Chevron, May 4, 2009.
12            The Committee’s web site is www.tlhrc.house.gov. Testimony for the hearing is expected to be uploaded by mid-May.
13            See “Jungle Law,” Vanity Fair, May 2007 (http://www.vanityfair.com/politics/features/2007/05/texaco200705); “Chevron Hires Lobbyists to Squeeze Ecuador in Toxic-dumping Case: What an Obama Win Could Mean,” Newsweek, 26 July 2008; and “Pension Funds Fret as Chevron Faces Ecuador Ruling,” April 8, 2009.
14            See http://www.crudethemovie.com/. Crude was nominated for the Grand Jury Prize.
15            The segment can be viewed at http://www.cbsnews.com/video/watch/?id=4988079n.

The research and consulting firm ECO:FACT publishes the monthly survey “Rep Risk,” which lists “the most criticized and controversial companies” based on media reactions to events. In December, the ECO:FACT released its “Most Controversial Companies Full Year Report 2008.” Chevron ranked fourth among five North American companies singled out by the firm. ECO:FACT cited extensive media attention centered on the Burma pipeline, the killings in Nigeria, and environmental contamination in the Phillipines, the US and Ecuador.17

In April, the Potomac Research Group released an analysis entitled, “Chevron-Ecuador Lawsuit Poised to Enter Congressional Debate; Additional Data Points Appear Negative for Chevron.” The analysis states:

[W]e see the possibility that Chevron would be compelled to place monetary damages into an escrow account following a verdict as an unappreciated near term risk. In addition, we believe that while media coverage of the case has been mostly critical of Chevron, investors do not fully appreciate the risks involved, as Chevron’s arguments of how they will hever have to make a payout have worked their way into the consensus view by the market.18

Chevron’s opposition statement states that the Board “believes that the production of a special report critiquing the environmental and health laws of the countries in which [we] operate is unnecessary and an inefficient use of Chevron resources.” This is a mischaracterization of our request, which requests greater transparency on the “the policies and procedures that guide Chevron’s assessment of host country laws and regulations….” [emphasis added], not a critique of numerous host country laws.

The opposition statement says that its internal environmental management systems are described on its web site. Those descriptions, however, shed no light on how host country laws and regulations are assessed. If the systems referenced do illuminate this question, it should not prove unduly burdensome for the company to disclose more information on the matter.

In summary, Chevron’s global environmental performance record raises serious questions about the company’s willingness to consistently apply best international practices in its operations, particularly in still-developing nations. Adding your vote of support to this resolution could help move Chevron toward greater accountability.

Please feel free to contact us if you have questions.

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16            Chevron Intangible Value Assessment profile (August 2007), pp. 5 and 8.
17            See http://www.ecofact.com/news.php#33.
18            “Chevron-Ecuador Lawsuit Poised to Enter Congressional Debate; Additional Data Points Appear Negative for Chevron” (research brief), April 28, 2009.